02035882

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of:

1. News release issued on April 9, 2002 by Matsushita Electric Industrial Co., Ltd. (the "registrant") and TCL Holding, announcing that they have reached an agreement to begin a collaborative relationship in the consumer electronics business field; and

2. News release issued on April 22, 2002 by the registrant, announcing that it has purchased a portion of its own shares; and

3. News release issued on April 26, 2002 by the registrant, reporting its annual financial results for the year ended March 31, 2002 (fiscal 2002); and

4. News release issued on April 26, 2002 by the registrant, announcing that the registrant and five of its group companies reached a basic agreement for groupwide business and organizational restructuring; and

5. News release issued on April 26, 2002 by the registrant, announcing that Kyushu Matsushita Electric Co., Ltd. and Matsushita Graphic Communication Systems, Inc. signed a memorandum of understanding regarding a merger of the two companies; and

6. News release issued on April 26, 2002 by the registrant, announcing that its Board of Directors resolved to submit a proposal at the ordinary general meeting of shareholders, regarding the repurchase of the company's own shares; and

7. News release issued on April 26, 2002 by the registrant and five of its subsidiaries, announcing that the registrant and each of the five group companies have severally entered into share exchange agreements, to transform the five group companies into wholly-owned subsidiaries of the registrant, and

8. Slide presentation material used by Kunio Nakamura, the registrant's President, on April 26, 2002, at a news conference regarding the Matsushita group's business and organizational restructuring. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: S. Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: May 10, 2002

April 9, 2002

FOR IMMEDIATE RELEASE

Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
Tel: 03-3578-1237 Fax: 03-3437-2776

Matsushita Electric (Panasonic) and TCL Holdings Sign Collaborative Agreement on Consumer Electronics

Beijing, China - Matsushita Electric Industrial Co., Ltd. (MEI), best known for its Panasonic brand of consumer electronic and digital communications products, and TCL Holdings (TCL), a Guangdong province-based leading manufacturer of fixed-line telephones, mobile phones and home appliances, today announced that they have reached an agreement to begin a collaborative relationship in the consumer electronics business field. Throughout this fiscal year, the two companies will undertake feasibility studies in such areas as R&D, production, sales and procurement on a regular basis. MEI President Kunio Nakamura and TCL Chairman of the Board and President Li Dongsheng signed a memorandum of understanding in promotion of such terms.

In the midst of a global economy where open, multi-lateral corporate alliances are recognized as a process in achieving mutually beneficial effects to the companies concerned, MEI and TCL aim to achieve this through the maximization of their respective competitive advantages, MEI with its advanced technology and product development capabilities in consumer electronics, and TCL with its robust manufacturing and sales capabilities in the Chinese market. In unison with the rapid economic growth of China and the diversification of market demands, both companies have encountered common challenges in product markets ranging from volume-zone models to high added-value models. Over the past ten years, both companies have established manufacturing and sales companies in China under their own direct investment. However, MEI and TCL have both come to realize that Sino-Japanese relationship is entering a new stage, where they must pursue corporate interest by achieving mutual benefit through the reinforcement of their competitive edge.

Although details concerning this agreement will be scrutinized under further discussion, current topics include:

a) Supply of Matsushita's key devices to TCL (CRT, plasma displays, compressors)
b) Sales of Matsushita's products (locally manufactured, imported and OEM

products) through TCL's sales channels in the Chinese market

c) Collaboration in the mutual supply of products including TVs through means such as OEM (original equipment manufacturing) and ODM (original design manufacturing – supply of originally designed products under client brand names)

d) Collaboration in R&D, especially with emphasis on advanced AV (audio-visual) technology-related products

Matsushita Group currently operates 49 companies in China, with annual turnover reaching approximately 300 billion yen. The Group's mid-term business plan "Value Creation 21" focuses on the expansion of overseas sales as one of its primary targets, and positioning sales increase in China as a core, the agreement with TCL is expected to make significant contribution to the realization of this target.

TCL is a role model of companies that experienced rapid growth since the beginning of China's economic reforms. Encompassing consumer electronics, communications, information equipment and housing electronics in its business fields, TCL is committed to the manufacturing, sales and services related to products such as TVs, home appliances, computers, mobile/fixed-line phones, communication network facilities and lighting equipment. It accounts for the top market share in TV and fixed-line telephones in China, and reported a total sales of RMB 21.1 billion in fiscal '01 (year ended March '02).

About Matsushita Electric Industrial

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics and Quasar brands, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company posted consolidated sales of US$61.45 billion for the fiscal year ended March 31, 2001. In addition to stock exchanges in Tokyo (6752) and other major cities in Japan, Matsushita's shares are also listed on the Amsterdam, Dusseldorf, Frankfurt, New York (NYSE: MC), Pacific and Paris stock exchanges. Additional information is available at http://www.panasonic.co.jp/global/top.html.

About TCL Holdings

Based in Huizhou, Guangdong Province, China, TCL Holdings Co., Ltd. operates in consumer electronics, information, communications and housing equipment

industries, specializing mainly in the manufacture/sales/services of products such as TVs, home appliances, computers, mobile and fixed-line phones, communication network facilities switches and lighting equipment. Established in September 1981 jointly with the Huizhou city government, the company currently holds 33,000 employees and two subsidiaries – TCL Communication Equipment Co., Ltd. and TCL International Holdings Ltd. – listed in Shenzhen and Hong Kong respectively. For more details please visit
http://tcl.com/english/index.jsp

* * * * * * * * * * * * * * * *

Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the plans and expectations of Matsushita Electric Industrial Co., Ltd. ("MEI") and its group companies (collectively, the "Matsushita Group"). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of MEI's Annual Report on Form 20-F dated July 24, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI undertakes no obligation to publicly update any forward-looking statements after the date of this press release.

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FOR IMMEDIATE RELEASE

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, April 22, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC), best known for its "Panasonic" and "National" brand products, today announced that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code.

This completes all share repurchases associated with the resolutions that were adopted by Matsushita's Board of Directors on January 10, 2002.

Details of the share repurchase are as follows:

1. Class of shares: Common stock
2. Period of purchase: Between April 1, 2002 and April 19, 2002
3. Aggregate purchase amount: 9,401,026,000 yen
4. Aggregate number of shares purchased: 5,586,000 shares
5. Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1) The following are the resolutions that were adopted by Matsushita's Board of Directors on January 10, 2002:
   - Class of shares: Common stock
   - Aggregate purchase amount: Up to 100 billion yen
   - Aggregate number of shares to be purchased: Up to 60 million shares
   - Period to purchase: Between January 11, 2002 and late April 2002

2) Cumulative total of share repurchases between January 11 and April 19, 2002:
   - Aggregate purchase amount: 99,998,961,000 yen
   - Aggregate number of shares purchased: 59,586,000 shares

3) Share repurchase as provided in the Articles of Incorporation:
   - Maximum number of repurchaseable shares as provided in the Articles of Incorporation: 200 million shares

- Total number of shares repurchased until now from the date when the provision was adopted in the Articles of Incorporation: 59,586 thousand shares

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

* * * * * * * *

<u>With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)</u>—

MEI has filed a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended, in connection with the above share exchange, which is related to the share repurchase referred to in this press release. MEI presently expects that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement, at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

<u>With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.</u>—

The business combination referred to in this press release (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

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FOR IMMEDIATE RELEASE

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 133 yen.)

MATSUSHITA REPORTS MARCH 2002 ANNUAL RESULTS

Sales Declines and Restructuring Charges Cause Net Loss;

Company Expects Current Year Turnaround

Osaka, Japan, April 26, 2002 – Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today reported its annual financial results for the year ended March 31, 2002 (fiscal 2002).

As forecasted in February of this year, Matsushita posted sales declines and losses, which included restructuring charges, both on a consolidated and non-consolidated (parent company alone) basis, reflecting severe business conditions.

Consolidated Results

Consolidated group sales for fiscal 2002 were down 10% to 6,876.7 billion yen (U.S.$51.70 billion), from 7,681.6 billion yen in the previous fiscal year. Of the total, sales in Japan decreased 17% to 3,348.4 billion yen ($25.18 billion), from 4,033.8 billion yen, while overseas sales slipped 3% to 3,528.3 billion yen ($26.53 billion), compared with the previous year's 3,647.8 billion yen. Excluding the effects of currency translation, overseas sales were down 10% from the previous year on a local currency basis.

In explaining the sales results, Matsushita cited negative effects of the recession in the global IT industry and weak economic conditions in Japan and overseas. The recession in Japan deepened with sluggish consumer spending and retracted capital investment, while overseas, the slowdown in U.S. economic growth, combined with the September 11 terrorist attacks, led to a weakening of Asian and European economies.

- more -

Consolidated operating profit* for the year declined to a loss of 211.8 billion yen ($1.59 billion), as compared with an operating profit of 188.4 billion yen in the previous fiscal year. Matsushita attributed this operating loss to sales declines, especially in mobile communications equipment, such as cellular phones, and components and devices for the IT industry, and the adverse effects of intensified global price competition. The company's efforts to reduce fixed costs and parts and materials costs were not sufficient to offset these negative factors.

* *Restructuring charges are not included as part of operating profit (loss). See notes to consolidated financial statements on page 7.*

Furthermore, Matsushita incurred various restructuring charges due to the implementation of a series of major restructuring initiatives in fiscal 2002, the first year of its mid-term "Value Creation 21" plan, with the theme of "Deconstruct and Create." Such charges included expenses amounting to 164.1 billion yen ($1.23 billion) related to employment restructuring programs, such as additional retirement allowances for early retirement programs, and business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing locations. In addition, the company incurred a one-time loss of 92.8 billion yen ($697 million) on valuation of investment securities reflecting the aggravated condition of the Japanese stock market.

As a result of all of the above factors, consolidated income before income taxes for fiscal 2002 turned to a loss of 548.0 billion yen ($4.12 billion), as compared with a pretax profit of 100.7 billion yen a year ago.

Accordingly, the company recorded a net loss of 431.0 billion yen ($3.24 billion), as compared with a net income of 41.5 billion yen in the previous fiscal year.

The Company's consolidated annual net loss per common share for fiscal 2002 was 207.65 yen ($1.56 per American Depositary Share (ADS)) on a diluted basis, compared with a net income per common share of 19.56 yen on the same basis a year ago.

Consolidated Sales Breakdown by Product Category

The company's annual consolidated sales by major product category are summarized as follows:

AVC Networks

AVC Networks sales declined 5% to 4,051.8 billion yen ($30.47 billion), from 4,280.0 billion yen in the previous year. Within this category, despite sluggish sales of VCRs, overall sales of video and audio equipment grew 2% from the previous year, due mainly to increased overseas sales of TVs and rapid worldwide sales expansion of DVD players and discs.

In information and communications equipment, overseas sales remained strong for car audiovisual (AV) equipment and broadcast- and business-use AV equipment. However, drastically reduced sales in mobile communications equipment, including cellular phones, and hard disk drives, resulted in an 11% overall sales decrease within this category.

Home Appliances

Sales of Home Appliances decreased 10% to 1,178.2 billion yen ($8.86 billion), compared with 1,316.3 billion yen in the previous year. Although microwave ovens and vacuum cleaners recorded strong sales overseas, weak domestic demand for refrigerators and washing machines, partly due to unusually high sales at the end of the previous fiscal year prior to the enactment of a new recycling law in Japan, led to lower overall sales in this category.

Industrial Equipment

Sales of Industrial Equipment were 288.7 billion yen ($2.17 billion), down 38% from 467.5 billion yen in the previous year. As orders from IT-related industries remained slow, domestic and overseas sales of FA equipment were negatively impacted, leading to a sharp sales decrease in this category.

Components and Devices

Sales of Components and Devices decreased 16% to 1,358.0 billion yen ($10.21 billion), compared with 1,617.8 billion yen in the previous year. Within this category, compressors for air conditioners and refrigerators recorded sales increases from the previous year, but setbacks in information and communications-related industries resulted in depressed sales of general components, semiconductors and electric motors.

Non-Consolidated (Parent Company Alone) Results

Due to reasons similar to those cited above, parent-alone sales were down 19% to 3,900.7 billion yen, compared with 4,831.8 billion yen in the previous year.

Regarding parent-alone earnings, the company recorded an operating loss of 92.9 billion yen, compared with an operating profit in the previous year of 76.6 billion yen, and a recurring loss of 42.4 billion yen, compared with a recurring profit of 115.4 billion yen a year ago. In addition, the parent company also incurred non-recurring losses, including 130.5 billion yen for employment restructuring programs and 81.5 billion yen as a loss on valuation of investment securities. As a result, the parent company recorded a net loss of 132.4 billion yen, compared with a net income of 63.6 billion yen in the previous year.

Proposed Year-end Dividend

Matsushita's Board of Directors today resolved to propose a year-end cash dividend of 3.75 yen per common share, for approval at the annual meeting of shareholders in late June 2002. This compares with the year-end dividend of 6.25 yen per common share paid last year. If implemented, total dividends for fiscal 2002, including an interim dividend of 6.25 yen per common share paid in December 2001, will be 10.00 yen per common share, as compared with 12.50 yen for the previous fiscal year.

Outlook for Fiscal Year 2003

For fiscal 2003, ending March 31, 2003, Matsushita expects that sluggish conditions in the domestic market and fierce price competition in Japan and overseas will persist. Within this severe business environment, Matsushita will strive to achieve a sales increase by introducing a range of competitive new products, including its "V-products," and together with benefits from various restructuring initiatives implemented in fiscal 2002, the company aims to realize a recovery in earnings. The company currently expects fiscal 2003 sales on a consolidated basis to increase by about 3% to approximately 7,080 billion yen. Annual consolidated income before income taxes is forecasted at approximately 88 billion yen, achieving a turnaround from fiscal 2002. Likewise, net income is expected to improve to approximately 42 billion yen, from a net loss in the past fiscal year.

Of the annual total, Matsushita, for the fiscal first half ending September 30, 2002, forecasts a modest 2% increase in consolidated sales to approximately 3,460 billion yen, with income before income taxes to rise to about 19 billion yen, and net income to increase to about 2 billion yen.

Due to the comprehensive business and organizational restructuring of Matsushita group companies scheduled to be implemented on January 1, 2003 (see separate press release "Matsushita Announces Groupwide Business and Organizational Restructuring"), Matsushita expects business transfers and integrations to take place between subsidiaries and the parent company. As the details of such changes have not yet been finalized, Matsushita is unable to forecast parent company alone financial results for the full fiscal year 2003 at this time. Instead, Matsushita today announced the first half only forecast on a parent company alone basis. The company said parent alone sales for the first six months of fiscal 2003 are expected to increase 1% to approximately 1,990 billion yen, with recurring profit achieving a turnaround to approximately 13 billion yen, and net income also turning to a profit of approximately 10 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about MEI and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements, or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Matsushita Group undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by MEI in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to: economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; expenses incurred in relation to its business restructuring; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

(Financial Tables Attached)

Notes to consolidated financial statements:

1. The Company's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses.

3. From this past fiscal year (fiscal 2002), the Company has applied SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."

4. Fiscal 2002 comprehensive income (loss) was reported as a loss of 510.5 billion yen ($3.84 billion), compared with comprehensive income of 64.4 billion yen a year ago. Comprehensive income (loss) includes net income (loss), increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative intsruments and minimum pension liability adjustments.

5. Beginning in fiscal 2002, Matsushita discloses sales breakdown information according to the reclassified product segments; AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices. Accordingly, sales breakdown information for fiscal 2001 are restated to correspond to the new segment reclassifications.

6. Under United States generally accepted accounting principles, restructuring charges are usually included as part of operating profit (loss) in the income statemant. Restructuring charges of the consolidated statement of income include expenses associated with the implementation of early retirement programs and expenses associated with the implementation of the regional-based employee remuneration system.

7. Other Income (loss) of consolidated statement of income for fiscal 2002 include business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

8. Number of consolidated companies: 304

9. Number of companies reflected by the equity method: 46

10. United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 133 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 29, 2002.

11. Each American Depositary Share (ADS) represents 1 share of common stock.

Matsushita Electric Industrial Co., Ltd.
Consolidated Statement of Income *
(Year ended March 31)

	Yen (millions) 2002	2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
Net sales	¥ 6,876,688	¥ 7,681,561	90%	$ 51,704
Cost of sales	(5,134,077)	(5,481,314)		(38,602)
Selling, general and administrative expenses	(1,954,418)	(2,011,843)		(14,695)
Operating profit (loss)	(211,807)	188,404	--	(1,593)
Other income (deductions):				
Interest income	33,556	43,712		252
Dividend income	9,162	12,237		69
Interest expense	(41,213)	(43,538)		(310)
Restructuring charges **	(164,056)	(100,195)		(1,233)
Write-down of investment securities	(92,806)	(5,330)		(697)
Other income (loss), net ***	(80,845)	5,445		(608)
Income (loss) before income taxes	(548,009)	100,735	--	(4,120)
Provision for income taxes	57,211	(49,861)		430
Minority interests	59,732	(22,125)		449
Equity in earnings of associated companies	59	12,751		0
Net income (loss)	¥ (431,007)	¥ 41,500	--	$ (3,241)
Net income (loss), basic				
per common share	(207.65) yen	19.96 yen		$ (1.56)
per ADS	(207.65) yen	19.96 yen		$ (1.56)
Net income (loss), diluted				
per common share	(207.65) yen	19.56 yen		$ (1.56)
per ADS	(207.65) yen	19.56 yen		$ (1.56)

(Parentheses indicate expenses or deductions.)
* ** *** See notes to consolidated financial statements on page 7.

Consolidated Statement of Surplus *
(Year ended March 31)

	Yen (millions) 2002	2001	U.S. Dollars (millions) 2002
Balance at beginning of year	¥ 2,924,071	¥ 2,911,665	$ 21,986
Net income (loss)	(431,007)	41,500	(3,241)
Cash dividends	(25,990)	(25,885)	(195)
Transfer to legal reserve	(771)	(1,698)	(6)
Transfer to capital surplus			--
due to a merger of a subsidiary	(4,340)	(1,511)	(33)
Balance at end of year	¥ 2,461,963	¥ 2,924,071	$ 18,511

* See notes to consolidated financial statements on page 7.

Supplementary Information
(Year ended March 31)

	Yen (millions) 2002	2001	U.S. Dollars (millions) 2002
Depreciation (tangible assets):	¥ 322,817	¥ 345,268	$ 2,427
Capital investment:	¥ 309,085	¥ 504,390	$ 2,324
R&D expenditures:	¥ 565,530	¥ 543,804	$ 4,252
Number of employees (Mar. 31)	267,196	292,790	

Matsushita Electric Industrial Co., Ltd.
Consolidated Balance Sheet **
(March 31, 2002)

	Yen (millions)		U.S. Dollars (millions)
Assets	March 31, 2002	March 31, 2001	March 31, 2002
Current assets:			
Cash and cash equivalents	¥ 899,769	¥ 848,878	$ 6,765
Time deposits	521,333	527,145	3,920
Marketable securities	11,849	11,421	89
Trade receivables (notes and accounts)	1,086,937	1,396,078	8,172
Inventories	834,608	1,047,615	6,275
Other current assets	487,535	486,812	3,666
Total current assets	3,842,031	4,317,949	28,887
Noncurrent receivables	316,230	246,419	2,378
Investments and advances	1,331,401	1,511,337	10,011
Property, plant and equipment, net of accumulated depreciation	1,440,271	1,578,061	10,829
Other assets	697,226	502,522	5,242
Total assets	¥ 7,627,159	¥ 8,156,288	$ 57,347

Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term borrowings	¥ 508,064	¥ 548,459	$ 3,820
Trade payables (notes and accounts)	546,445	677,723	4,108
Other current liabilities	1,431,567	1,466,605	10,764
Total current liabilities	2,486,076	2,692,787	18,692
Long-term liabilities	1,431,768	1,123,012	10,765
Minority interests	466,231	567,809	3,506
Common stock	258,737	210,994	1,946
Capital surplus	682,848	621,267	5,134
Legal reserve	82,354	88,251	619
Retained earnings	2,461,963	2,924,071	18,511
Accumulated other comprehensive income (loss) *	(150,633)	(71,164)	(1,133)
Treasury stock	(92,185)	(739)	(693)
Total liabilities and stockholders' equity	¥ 7,627,159	¥ 8,156,288	$ 57,347

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2002	March 31, 2001	March 31, 2002
Cumulative translation adjustments	¥ (51,287)	¥ (150,027)	$ (386)
Unrealized holding gains (losses) of available-for-sale securities	¥ 50,888	¥ 78,863	$ 383
Unrealized gains of derivative instruments	¥ 128	--	$ 1
Adjustment of minimum pension liability	¥ (150,362)	--	$ (1,131)

** See notes to consolidated financial statements on page 7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Sales Breakdown *
(Year ended March 31)

	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
AVC Networks				
Video and audio equipment	¥ 1,796.9	¥ 1,755.8	102%	$ 13,511
Information and communications equipment	2,254.9	2,524.2	89%	16,954
Subtotal	4,051.8	4,280.0	95%	30,465
Home Appliances	1,178.2	1,316.3	90%	8,859
Industrial Equipment	288.7	467.5	62%	2,170
Components and Devices	1,358.0	1,617.8	84%	10,210
Total	¥ 6,876.7	¥ 7,681.6	90%	$ 51,704
Domestic sales	3,348.4	4,033.8	83%	25,176
Overseas sales	3,528.3	3,647.8	97%	26,528

[Domestic/Overseas Sales Breakdown]
(in yen only)

	Yen (billions) Domestic sales 2002	Percentage 2002/2001	Yen (billions) Overseas sales 2002	Percentage 2002/2001
AVC Networks				
Video and audio equipment	¥ 596.0	93%	¥ 1,200.9	108%
Information and communications equipment	1,096.8	84%	1,158.1	95%
Subtotal	1,692.8	87%	2,359.0	101%
Home Appliances	871.3	87%	306.9	99%
Industrial Equipment	218.4	64%	70.3	55%
Components and Devices	565.9	76%	792.1	91%
Total	¥ 3,348.4	83%	¥ 3,528.3	97%

* See notes to consolidated financial statements on page 7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Information by Segments *
(Year ended March 31)

By Business Segment:

[Sales]	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
AVC Networks	¥ 4,051.9	¥ 4,280.1	95%	$ 30,466
Home Appliances	1,179.2	1,316.3	90%	8,866
Industrial Equipment	295.7	474.5	62%	2,223
Components and Devices	1,972.8	2,477.8	80%	14,833
Subtotal	7,499.6	8,548.7	88%	56,388
Corporate and elimination	(622.9)	(867.1)	--	(4,684)
Consolidated total	¥ 6,876.7	¥ 7,681.6	90%	$ 51,704
[Operating Profit]				
AVC Networks	¥ (51.7)	¥ 104.2	--	$ (389)
Home Appliances	38.1	54.6	70%	286
Industrial Equipment	(44.5)	18.0	--	(334)
Components and Devices	(96.0)	88.7	--	(722)
Subtotal	(154.1)	265.5	--	(1,159)
Corporate and elimination	(57.7)	(77.1)	--	(434)
Consolidated total	¥ (211.8)	¥ 188.4	--	$ (1,593)

By Domestic and Overseas Company Location:

[Sales]	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
Japan	¥ 5,044.2	¥ 6,186.6	82%	$ 37,926
Americas	1,214.2	1,179.3	103%	9,129
Europe	613.2	653.6	94%	4,611
Asia and others	1,597.1	1,508.2	106%	12,008
Subtotal	8,468.7	9,527.7	89%	63,674
Corporate and elimination	(1,592.0)	(1,846.1)	--	(11,970)
Consolidated total	¥ 6,876.7	¥ 7,681.6	90%	$ 51,704
[Operating Profit]				
Japan	¥ (172.2)	¥ 214.5	--	$ (1,295)
Americas	(6.9)	11.6	--	(52)
Europe	(18.3)	(5.9)	--	(137)
Asia and others	45.0	43.6	103%	338
Subtotal	(152.4)	263.8	--	(1,146)
Corporate and elimination	(59.4)	(75.4)	--	(447)
Consolidated total	¥ (211.8)	¥ 188.4	--	$ (1,593)

* See notes to consolidated financial statements on page 7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Statements of Cash Flows *
(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
Cash flows from operating activities:	2002	2001	2002
Net income (loss)	¥ (431,007)	¥ 41,500	$ (3,241)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	352,890	374,102	2,653
Net gain on sale of investments	(6,160)	(13,706)	(46)
Provision for doubtful receivables	4,170	16,449	31
Deferred income taxes	(87,246)	(67,994)	(656)
Write-down of investment securities	92,806	5,330	698
Impairment loss on long-lived assets	24,420	--	184
Minority interests	(59,732)	22,125	(449)
(Increase) decrease in trade receivables	199,266	(69,146)	1,498
(Increase) decrease in inventories	248,601	(56,335)	1,869
(Increase) decrease in other current assets	(30,694)	27,682	(231)
Increase (decrease) in trade payables	(127,978)	(4,284)	(962)
Increase (decrease) in accrued income taxes	(32,379)	(28,839)	(243)
Increase (decrease) in accrued expenses and other current liabilities	4,230	101,747	32
Increase (decrease) in retirement and severance benefits	(86,345)	26,789	(649)
Other	12,022	17,032	90
Net cash provided by operating activities	¥ 76,864	¥ 392,452	$ 578
Cash flows from investing activities:			
Proceeds from sale of short-term investments	21,103	145,870	159
Purchase of short-term investments	(14,503)	(105,127)	(109)
Proceeds from disposition of investments and advances	172,588	110,405	1,298
Increase in investments and advances	(123,037)	(71,203)	(925)
Capital expenditures	(335,695)	(480,844)	(2,524)
(Increase) decrease finance receivables	60,731	9,754	456
(Increase) decrease in time deposits	29,742	(160,576)	223
Other	119,305	(30,867)	897
Net cash used in investing activities	¥ (69,766)	¥ (582,588)	$ (525)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(62,969)	(44,573)	(473)
Increase (decrease) in deposits and advances from customers and employees	(22,768)	3,822	(171)
Proceeds from long-term debt	446,228	380,185	3,355
Repayments of long-term debt	(208,804)	(415,838)	(1,570)
Dividends paid	(25,990)	(25,885)	(195)
Dividends paid to minority interests	(9,905)	(8,027)	(74)
Repurchase of common stock	(91,446)	(199)	(688)
Other	5,115	(2,211)	37
Net cash provided by (used in) financing activities	¥ 29,461	¥ (112,726)	$ 221
Effect of exchange rate changes on cash and cash equivalents	14,332	35,478	108
Net increase (decrease) in cash and cash equivalents	50,891	(267,384)	382
Cash and cash equivalents at beginning of year	848,878	1,116,262	6,383
Cash and cash equivalents at end of year	¥ 899,769	¥ 848,878	$ 6,765

* See notes to consolidated financial statements on page 7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Quarterly Sales and Net Income *

	Yen (millions)	U.S. Dollars (millions)
Net sales:		
1st quarter ended June 30, 2001	¥ 1,674,784	$ 12,592
2nd quarter ended Sept. 30, 2001	1,710,825	12,863
3rd quarter ended Dec. 31, 2001	1,737,235	13,062
4th quarter ended March 31, 2002	1,753,844	13,187
Year total	¥ 6,876,688	$ 51,704
Net income (loss):		
1st quarter ended June 30, 2001	¥ (19,373)	$ (146)
2nd quarter ended Sept. 30, 2001	(50,100)	(377)
3rd quarter ended Dec. 31, 2001	(172,025)	(1,293)
4th quarter ended March 31, 2002	(189,509)	(1,425)
Year total	¥ (431,007)	$ (3,241)

* See notes to consolidated financial statements on page 7.

Please Note:
The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.
(Parent Alone)
Statement of Income
(Year ended March 31)

	Yen (millions) 2002	2001	Percentage 2002/2001
Net sales	¥ 3,900,790	¥ 4,831,866	81%
Cost of sales	(3,344,354)	(4,101,269)	
Selling, general and administrative expenses	(649,389)	(653,962)	
Operating profit (loss)	(92,952)	76,634	--
Interest income	8,644	11,820	
Dividend income	70,877	57,854	
Other income	30,870	25,659	
Interest expense	(24,267)	(23,588)	
Other expenses	(35,652)	(32,885)	
Recurring profit (loss)	(42,480)	115,494	--
Non-recurring profit	3,381	8,031	
Non-recurring loss	(215,097)	(48,244)	
Income (loss) before income taxes	(254,197)	75,281	--
Provision for income taxes			
Current	(240)	(30,200)	
Deferred	122,026	18,605	
Net income (loss)	¥ (132,410)	¥ 63,687	--
Unappropriated retained earnings at beginning of period	42,891	40,611	
Interim dividend	(12,994)	(12,995)	
Appropriation of legal reserve	--	(319)	
Unappropriated retained earnings at end of period	(102,513)	90,984	

Notes to parent-alone financial statements:

1. In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than 1 million yen have been omitted in the accompanying parent-alone financial statements. The sum of the subtotals may differ from the actual total.

2. Similarly, in the description on Page 4 regarding parent-alone results, amounts less than one-tenth of a billion yen are truncated.

3. Non-recurring loss for fiscal 2002 includes 130.5 billion yen for business restructuring expense such as one-time expenses associated with the implementation of the voluntary early retirement programs and the restructuring charges of several domestic businesses.

4. Net income per common share:

	2002	2001
Basic	(63.79) yen	30.63 yen
Diluted	(63.79) yen	29.64 yen

Matsushita Electric Industrial Co., Ltd.
(Parent Alone)
Balance Sheet *
(March 31, 2002)

	Yen (millions)	
Assets	March 31, 2002	March 31, 2001
Current assets:		
Cash and deposits	¥ 736,022	¥ 665,373
Trade receivables (notes and accounts)	565,205	724,113
Inventories	200,405	220,536
Other current assets	257,573	229,733
Total current assets	1,759,207	1,839,756
Fixed assets:		
Tangible fixed assets	465,202	329,162
Intangibles	30,468	22,887
Investments and advances	2,311,093	2,407,722
Total fixed assets	2,806,764	2,759,772
Total assets	¥ 4,565,972	¥ 4,599,528
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade payables (notes and accounts)	¥ 430,285	¥ 593,024
Accrued income taxes	620	5,681
Other current liabilities	964,366	778,883
Total current liabilities	1,395,272	1,377,589
Long-term debt and employee retirement and severance benefits	617,324	505,248
Total liabilities	2,012,597	1,882,838
Shareholders' equity:		
Capital	258,737	210,994
Statutory reserves	394,136	335,387
Retained earnings	1,951,308	2,109,969
Unrealized holding gains of available-for-sale securities	41,377	60,338
Treasury stock	(92,184)	--
Total shareholders' equity	2,553,374	2,716,690
Total liabilities and shareholders' equity	¥ 4,565,972	¥ 4,599,528

* See notes to parent-alone financial statements on page 14.

Matsushita Electric Industrial Co., Ltd.
(Parent Alone)
Proposed Allocation of Income*
(Year ended March 31)

	Yen (millions)	
	2002	2001
Unappropriated retained earnings at end of year	¥ (102,513)	¥ 90,984
Transfer from reserve for dividends	8,000	--
Transfer from contingency reserve	145,000	--
Total	¥ 50,486	¥ 90,984
To be allocated as follows:		
Statutory reserve	--	2
Year-end dividends	7,813	12,995
(per common share)	(3.75 yen)	(6.25 yen)
Directors' bonuses	--	240
Corporate auditors' bonuses	--	18
Reserve for advanced depreciation	1,480	1,837
Contingency reserve	--	33,000
Unappropriated retained earnings carried forward to next period	¥ 41,191	¥ 42,891

* See notes to parent-alone financial statements on page 14.

Matsushita Electric Industrial Co., Ltd.
(Parent Alone)
Sales Breakdown *
(Year ended March 31)

	Yen (billions)		Percentage
	2002	2001	2002/2001
AVC Networks			
Video and audio equipment	¥ 561.9	¥ 640.7	88%
Information and communications equipment	1,324.8	1,645.5	81%
Subtotal	1,886.7	2,286.3	83%
Home Appliances	666.1	846.3	79%
Industrial Equipment	256.4	381.1	67%
Components and Devices	1,091.4	1,318.0	83%
Total	¥3,900.7	¥4,831.8	81%
Domestic sales	2,644.2	3,302.6	80%
Exports	1,256.4	1,529.2	82%

* Amounts less than one-tenth of a billion yen have been omitted. Prior period figures have been restated to correspond to the new segment reclassifications.

Details of Product Categories

(consolidated basis)

AVC Networks

Color TVs, LCD and PDP TVs, videocassette recorders (VCRs), camcorders, DVD players/recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, refrigerators, room air conditioners, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices

Semiconductors, electronic tubes, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

###

FOR IMMEDIATE RELEASE

Matsushita Announces Groupwide Business and Organizational Restructuring

Further Steps Toward New Growth Under the Mid-term
Business Plan, "Value Creation 21"

Osaka, Japan, April 26, 2002 – Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]) announced that MEI and five of its group companies (the five group companies) today reached a basic agreement for groupwide business and organizational restructuring, with an intent to implement such restructuring on January 1, 2003, after carefully scrutinizing the best possible Group structure to achieve new growth under its mid-term "Value Creation 21" plan. The five group companies are Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS).

Details of the Group's restructuring are as follows:

1. **MEI and each of its Five Group Companies entered into Share Exchange Agreements**

As previously announced, MEI and each of the five group companies adopted resolutions, at their respective Board of Directors meetings held on January 10, 2002, to implement share exchanges under the Commercial Code of Japan, whereby the five group companies would become wholly-owned subsidiaries of MEI. The memoranda of understanding therefore were severally executed on the same day.

Based on the above memoranda, MEI and each of the five group companies today resolved at their respective Board of Directors meetings to enter into the share exchange agreements, and have severally entered into such agreements.

The share exchange agreements shall be subject to, and submitted for, the approval at the ordinary general meetings of shareholders of MEI and each of the five group companies, scheduled to be held on June 27, 2002. The share exchanges shall, upon such approval, be implemented on October 1, 2002.

As previously announced on January 10, 2002, the share exchange ratio is as set forth in the table below.

Number of MEI shares to be allotted to one (1) share of each company:

MCI	2.884
KME	0.576
MS	0.332
MKEI	0.833
MGCS	0.538

For more details, please see the separate press release entitled "Matsushita Electric and Five Subsidiaries Sign Share Exchange Agreements."

2. New Group Structure and Business Framework after the Five Group Companies becoming Wholly-owned Subsidiaries

MEI and each of the five group companies also resolved, at their respective Board of Directors meetings held today, to enter into memoranda of understanding (MOU) to implement the reform of groupwide business and organizational structures, effective January 1, 2003. The MOU were also executed today.

(Purpose of the Group's Business and Organizational Restructuring)

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring programs have been implemented, including reforms of the domestic consumer products distribution structure, expansion of IT utilization, strategic selection and strengthening of businesses and closing/integration of manufacturing units, initiatives to innovate manufacturing operations and R&D structure, and employment restructuring programs.

Now that these structural reforms have been implemented, the priority of the Matsushita Group's management is being shifted from "Deconstruct" to "Create." In this "Create" phase, the Matsushita Group will implement groupwide business and organizational restructuring to establish best-suited frameworks for accelerating a new growth strategy that compliments the aforementioned share exchanges.

In this restructuring, the Matsushita Group intends to clarify its business domains as strategic units and achieve optimum corporate management from the viewpoint of serving the interests of customers. Management's basic focus is placed on the elimination of counterproductive overlapping of businesses among group companies, concentration and effective use of groupwide management resources, especially R&D resources, and establishment of an integrated operational structure covering everything from product development and manufacturing, to sales in each domain. Through implementation of these basic policies, the Matsushita group aims to accelerate the growth strategy, and establish a management structure with full responsibility to customers, in each business domain.

(Outline of the Group's Business and Organizational Restructuring)

The AVC Company and the FA Company, both internal divisional companies of MEI, and MCI, KME, MS and MGCS will be reorganized into the following new entities, for the purpose of clarification of business domains.

Business Domain	New Entity
- AVC:	"Panasonic AVC Networks Company" (an internal divisional company of MEI) (this is a tentative name, and all the names of the companies hereinafter are also tentative)
- Fixed-line communications:	"Panasonic Communications & Imaging Co., Ltd."
- Mobile communications:	"Panasonic Mobile Communications & Networks Co., Ltd."
- Automotive electronics:	"Panasonic Automotive Systems Company" (an internal divisional company of MEI)
- Systems:	"Panasonic System Solutions Company" (an internal divisional company of MEI)
- Environmental systems:	"Matsushita Ecology Systems Co., Ltd."
- FA:	"Panasonic Factory Solutions Co., Ltd."

MKEI will not be set as a company which belongs to any specific business domain, but will build up a strategic and cooperative/complementary relationship with each group company in the AVC business and other areas.

The actual methods of business combinations or splits, as legally defined (namely, company splits, mergers, asset transfers, or other), to implement the above business transfers and/or integrations, except for those already decided, will be determined later this year upon consultation among the companies, after examining the legal, tax and accounting aspects in detail.

<Details of Restructuring and New Business and Organizational Frameworks>

1. <u>AVC Business</u>

   The AVC Company as an internal divisional company of MEI will change its name to "Panasonic AVC Networks Company" (PAVC) and be restructured to concentrate on visual network products business (TVs, STBs, etc.), AVC network equipment business (VCRs, DVD equipment, audio equipment, PCs, etc.) and AV systems business (business-use video and audio equipment, etc.).

   PAVC will focus its efforts on its strategic core businesses, namely digital TVs, PDP TVs, DVD equipment, SD products and digital still cameras, which are expected to achieve high growth.

   PAVC will actively seek the efficient and speedy product deployment of digital TVs by developing a common platform for all global markets, and expand sales of PDP TVs by introducing large-size slim models. In DVD-related equipment, PAVC will augment its lineup of DVD players, expand the DVD recorder market, and broaden the range of business-use products, thereby enhancing the "DVD world." Similarly, the "SD world" will be established by expanding the range of SD compatible products, such as digital still cameras, while at the same time popularizing the SD Memory Card as a compact mobile media to link various equipment.

   [Summary]

   1) Name of organization: Panasonic AVC Networks Company (tentative name)

   2) Description of business: Development, manufacture and sale of visual network products and AVC equipment, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005:
approximately 1,560 billion yen (consolidated basis)

2. Fixed-line Communications Business

A new company, "Panasonic Communications & Imaging Co., Ltd." (PCIC), will be established through a merger between KME and MGCS (see the separate press release "Kyushu Matsushita Merges with Matsushita Graphic Communication" for more details). MCI's PBX and home telephone businesses and MEI's sales divisions handling the fixed-lined communications will be transferred to and integrated into this new company. PCIC will thus unify the entire Matsushita Group's development, manufacturing and sales functions within the fixed-line communications area, including document-related businesses.

PCIC will develop and implement an integrated strategy, upon defining everything from home telephones, business telephones, facsimile machines and PBXs, to printers and digital multi-function document processing machines, as terminal and infrastructure equipment that can be linked to fixed-line communications networks and the Internet. With this strategy, the new company will promote the convergence of communications and document processing to eventually operate as solutions providers in the area of communications and imaging networks for the home, home-office and business office.

[Summary]

1) Name of organization: Panasonic Communications & Imaging Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of fixed-line communications equipment including document-related products, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005:
approximately 550 billion yen (consolidated basis)

3. Mobile Communications Business

MCI will be reorganized under a new name "Panasonic Mobile Communications & Networks, Ltd." (PMCN). With MCI's Mobile Communications Company and related divisions as its core, PMCN will consolidate MEI's Corporate Information &

Communications Sales Division, the marketing unit, to unify development, manufacturing and sales operations in this business area.

Following last year's unification of R&D units related to mobile communication terminals within the Matsushita Group, the unification of marketing units as referred to above is expected to speed the implementation of the integrated business strategy combining everything from development to sales. Especially in the cellular phone business, PMCN's aim is to accelerate the product development of third-generation cellular phones, expand the business globally and become one of the world's top three suppliers, while securing its position as a leading manufacturer within the domestic market.

[Summary]

1) Name of organization: Panasonic Mobile Communications & Networks Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of mobile communications terminals, base transceiver stations for mobile communications networks and public access network-related equipment, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 900 billion yen (consolidated basis)

4. Automotive Electronics Business

"Panasonic Automotive Systems Company" (PAS) will be organized as a new internal divisional company of MEI by integrating MEI's Automotive Electronics Business Promotion Center and Corporate Automotive Electronics Marketing Division, AVC Company's automotive systems business, MCI's Automotive Multimedia Company and KME's car navigation systems business. This new internal divisional company will unify development, production and sales of the car navigation and car AV equipment and systems, and also combine sales activities of the related devices that support environmental and energy conservation and security in the automotive field, to realize a single window to global customers.

The automotive electronics business has excellent growth potential, with opportunities expanding as automobiles evolve into venues for multimedia equipment, and environmental and safety issues become more prevalent.

In response to these trends, PAS will expand its business as a systems integrator of in-vehicle multimedia by strategically utilizing the broad technology base held by the Matsushita Group from AV to communications, including components and devices such as semiconductors and batteries.

[Summary]

1) Name of organization: Panasonic Automotive Systems Company (tentative name)

2) Description of business: Development, manufacture and sale of in-vehicle multimedia equipment and related services and engineering, and sale of components and devices in the field of environment, energy and security

3) Targeted annual sales for the year ending March 31, 2005: approximately 450 billion yen (consolidated basis)

5. Systems Business

"Panasonic System Solutions Company" (PSS) will be organized as a new internal divisional company of MEI by integrating MEI's Corporate Systems Sales Division and Corporate Systems Solutions Division, the AVC Company's Broadband Systems Division handling broadcasting station systems, and MCI's System Solutions Company and its related divisions. This new MEI internal divisional company will be committed to systems solutions based on digital AV, communications and IT with full integrated responsibility for development, manufacturing and sales.

By unifying IT and integration technologies of the entire Matsushita Group, PSS will concentrate its management resources on the development of businesses for the approaching broadband network era, including installation of social-infrastructure systems such as ITS, solutions for IT-intensive municipalities, media solutions for broadcasting companies and CATV operators, business solutions for government agencies and corporations, and content solutions such as e-commerce.

[Summary]

1) Name of organization: Panasonic System Solutions Company (tentative name)

2) Description of business: System solution business, and development, manufacture and sale of the related products and services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 500 billion yen (consolidated basis)

6. Environmental Systems Business

MS will change its trade name to "Matsushita Ecology Systems Co., Ltd." (MESC) upon combining MEI's sales divisions related to environmental systems. The Matsushita Group will develop a growing business corresponding to the needs of the era of coexistence with the environment by establishing a "platform" business structure for environmental systems, with MESC as the core entity in this area.

Building upon its established, unique ventilation and air circulation equipment business, MESC will expand its service operations in tie-up with Matsushita Environmental & Air-conditioning Engineering Co., Ltd., a company specializing in engineering. For the time being, MESC will work in close cooperation with each related business division within the Group, with focus on providing solutions mainly to corporations and government agencies in areas such as purification of water, air and soil, waste processing and recycling, and energy saving and development.

[Summary]

1) Name of organization: Matsushita Ecology Systems Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of environmental equipment and systems, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 140 billion yen (consolidated basis)

7. FA (Manufacturing Systems) Business

By combining the FA Company, an internal divisional company of MEI, and the FA Division of KME, "Panasonic Factory Solutions Co., Ltd." (PFSC) will be newly established to unify the development, manufacturing and sales operations in this business area. Integration of circuitry manufacturing, parts mounting and related businesses through establishment of a new specialized company will enable agile management that meets the characteristics of the manufacturing systems industry, which must operate in a rapidly changing and volatile market.

The new company aims to become a leader in the industry by strengthening its development activities, differentiating itself from other companies by launching new modular components mounting machines into the market, and enhancing sales and customer satisfaction structure on a global basis.

[Summary]

1) Name of organization: Panasonic Factory Solutions Co., Ltd. (tentative name)

2) Description of business: Development, manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems, and related services and engineering

3) Targeted annual sales for the year ending March 31, 2005: approximately 150 billion yen (consolidated basis)

- Reference -

<New Business Domains and Organizations of the Matsushita Group>

✱ New organizations as a result of restructuring
** Internal Divisional Companies of MEI

MEI Global & Group Headquarters

(Digital Networks)

- ✱ Panasonic AVC Networks Company** — AVC Networks
- ✱ Panasonic Communications & Imaging Co., Ltd. — Fixed-line Communications
- ✱ Panasonic Mobile Communications & Networks Co., Ltd. — Mobile Communications
- ✱ Panasonic Automotive Systems Company** — Automotive Electronics
- ✱ Panasonic System Solutions Company** — Systems

(Home Appliance/Environmental Systems)

- Home Appliance & Housing Electronics Company**, Air-Conditioner Company**, Packaged Air-Conditioner Company**, Matsushita Refrigeration Company — Home Appliances, Household Equipment and Health Systems
- Lighting Company** — Lighting
- ✱ Matsushita Ecology Systems Co., Ltd. — Environmental Systems

(Components & Devices/Manufacturing Systems)

- Semiconductor Company** — Semiconductors
- Display Devices Company** — Display Devices
- Matsushita Battery Industrial Co., Ltd. — Batteries
- Matsushita Electronic Components Co., Ltd. — Electronic Components
- Motor Company** — Electric Motors
- ✱ Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Equipment Co., Ltd. — FA Equipment

(Services/Solutions)

- Corporate eNet Business Division, Companies operating in technical service, lease/credit, logistics, etc. — Services and Solutions

(Other)

- Matsushita Kotobuki Electronics Industries, Ltd.
- Victor Company of Japan, Ltd.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Matsushita Group's plans and expectations in relation to the share exchange and restructuring schemes described above and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Matsushita Electric Industrial Co., Ltd. (MEI) and the five group companies referred to above in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Risk Factors" of MEI's Registration Statement on Form F-4 dated March 20, 2002, which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI and the five group companies undertake no obligation to publicly update any forward-looking statements after the date of this press release.

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)—

MEI has filed a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. MEI presently expects that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement, at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.—

The business combination referred to in this press release (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###

FOR IMMEDIATE RELEASE

Kyushu Matsushita Merges with Matsushita Graphic Communication

Osaka, Japan, April 26, 2002 – As part of the Matsushita group's comprehensive business restructuring plan, Kyushu Matsushita Electric Co., Ltd. (Kyushu Matsushita) and Matsushita Graphic Communication Systems, Inc. (Matsushita Graphic Communication) today signed a memorandum of understanding (MOU) regarding a merger of the two companies, upon approval by their respective Boards of Directors.

As separately announced, the Matsushita group is proceeding with share exchanges, scheduled for October 1, 2002, by which the parent Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]) will acquire all outstanding shares of five of its majority-owned subsidiaries, including Kyushu Matsushita and Matsushita Graphic Communication, to transform them into wholly-owned subsidiaries. (For details, see separate press release "Matsushita Electric and Five Subsidiaries Sign Share Exchange Agreements")

Upon completion of the share exchanges, Kyushu Matsushita and Matsushita Graphic Communication will convene extraordinary general meetings of shareholders, respectively, to obtain approvals for the proposed merger. The effective date of the merger is currently set for January 1, 2003.

The purpose and outline of the merger are as follows:

1. Purpose of the Merger

The Matsushita group, in order to expedite a new growth strategy that compliments the aforementioned share exchanges, will implement the reform of groupwide business and organizational structures that best fit the growth strategy, which is currently expected to have an effective date of January 1, 2003. The groupwide restructuring is aimed at clarifying business areas of responsibility for each new Matsushita unit and solidifying autonomous management by each unit. (For details, see separate press release "Matsushita Announces Groupwide Business and Organizational Restructuring")

- more -

The purpose of the merger between Kyushu Matsushita and Matsushita Graphic Communication, with the same intent as the aforementioned restructuring, is to establish and implement new growth scenarios and enhance overall competitiveness by unifying the business and R&D strategies of the two companies, both leaders in fixed-line communications and document-related businesses within the Matsushita group.

Specifically, the two companies will combine their respective strengths to develop and implement an integrated strategy, clearly defining everything from home telephones, business telephones, facsimile machines and PBXs to printers and digital multi-function document processing equipment, as terminals and infrastructure equipment that can be linked to fixed-line communications networks and the Internet. With this strategy, the two companies will promote the convergence of communications and document-processing, and eventually operate as solutions providers in the area of communications and imaging networks for the home, home-office and business office.

2. Terms and Conditions of the Merger

(1) Method
Kyushu Matsushita and Matsushita Graphic Communication will merge into a single company in the spirit of an equal partnership. However, for legal purposes, Kyushu Matsushita will become the continuing company in the merger.

(2) Schedule

April 26, 2002	MOU approved by Boards of Directors
April 26, 2002	MOU executed
October 2002 (planned)	Merger agreement executed
January 1, 2003 (planned)	Effective date of merger

(3) Merger Ratio
(yet to be determined)

(4) Number of New Shares to be Issued Upon Merger
(yet to be determined)

(5) Increase in Amounts of Capital Stock and Capital Reserve
(yet to be determined)

3. Basic Information for Companies to be Merged

(As of March 31, 2002)

Trade Name	Kyushu Matsushita Electric Co., Ltd.	Matsushita Graphic Communication Systems, Inc.
Principal Lines of Business	Manufacture and sale of Information/OA/Industrial equipment and electronic components.	Manufacture and sale of facsimile and copying equipment and other related equipment
Date of Incorporation	April 10, 1951	April 1, 1949
Principal Office	Hakata-ku, Fukuoka, Japan	Meguro-ku, Tokyo, Japan
Representative	Hajime Sakai, President	Nobutane Yamamoto, President
Capital Stock (million yen)	29,845	1,500
Shares Issued	175,140,847	30,000,000
Shareholders' Equity (million yen)	156,735	20,503
Total Assets (million yen)	231,295	55,111
Financial Closing Date	March 31	March 31
No. of Employees	5,610	2,517
Major Customers	MEI	MEI
Major Shareholders and Shareholdings	MEI 51.52% Sumitomo Mitsui Banking 2.63% Kyushu Matsushita Electric Employee Shareholders' Association 2.40% Japan Trustee Services Bank (Trust account) 2.37% Mitsubishi Trust and Banking (Trust account) 2.18%	MEI 67.83% Fujitsu 14.40% Japan Press Research Institute 6.67% The Domei Scholarship Foundation 3.60% Kyodo News 1.82%
Major Banks	Sumitomo Mitsui Banking, The Asahi Bank, etc.	Sumitomo Mitsui Banking, etc.

(Note) Amounts less than one million yen have been omitted.

4. Financial Results (for the most recent three fiscal years)

(In millions of yen, except per share amounts)

	Kyushu Matsushita Electric Co., Ltd.			Matsushita Graphic Communication Systems, Inc.		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	313,823	330,883	298,902	116,407	109,418	84,421
Operating Profit (loss)	5,063	7,686	3,404	2,727	(1,124)	(3,068)
Recurring Profit (loss)	5,206	7,022	2,915	3,493	(308)	(2,380)
Net Income (loss)	(4,041)	3,513	(2,628)	1,853	(5,199)	(5,264)
Net Income (loss) per Share (yen)	(22.92)	19.92	(14.95)	61.79	(173.30)	(175.47)
Annual Dividends per Share (yen)	10.00	10.00	10.00	10.00	10.00	5.00
Shareholders' Equity per Share (yen)	915.20	920.51	895.08	1,053.59	881.17	683.45

Note: Amounts less than one million yen have been omitted, except per share amounts, which are in yen.

5. Changes After the Merger

(1) Trade Names, Principal Lines of Business, Principal Offices and Representatives

The continuing company, Kyushu Matsushita, will be renamed "Panasonic Communications & Imaging Co., Ltd." (tentative name) upon completion of the merger.

Principal lines of business after the merger will be development, manufacture and sale of fixed-line communications equipment including document-related products, and related services and engineering, while principal offices and representatives are yet to be determined.

(2) Capital Stock

The effects on capital stock of the continuing company, Kyushu Matsushita, upon completion of the merger are yet to be determined.

(3) Effects on Consolidated Financial Results

The increases in capital stock and capital reserve of the continuing company, Kyushu Matsushita, after the merger are yet to be determined. Toward the future, it is expected that this merger will facilitate concentration of management resources in the fixed-line communications business, as well as increasing management efficiency, thus leading to the possible contribution to operational performance improvements of the entire Matsushita group.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about MEI and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements, or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Matsushita Group undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by MEI in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to: economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; expenses incurred in relation to its business restructuring; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###

FOR IMMEDIATE RELEASE

Matsushita Electric to Repurchase Its Own Shares

Osaka, Japan, April 26, 2002 – Matsushita Electric Industrial Co., Ltd. (NYSE: MC) announced that its Board of Directors today resolved to submit a proposal at the ordinary general meeting of shareholders, to be held in late June 2002, regarding the repurchase of the company's own shares under Article 210 of the Japanese Commercial Code, as amended. With shareholder approval, the Board of Directors will be authorized to implement share repurchases at its discretion within the specified amount and period. The company noted that it is a part of continuing efforts to maximize corporate value through shareholder-oriented management.

The details of the share repurchase, including aggregate number of repurchaseable shares and aggregate amount and period of repurchase, are as follows:

Details of Share Repurchase

1. Class of shares: Common stock
2. Aggregate number of repurchaseable shares: Up to 180 million shares
3. Aggregate repurchase amount: Up to 300 billion yen
4. Period of repurchase: Between late June 2002 and late June 2003

Reason for Share Repurchase

To enable flexible and agile capital management in a rapidly changing economic environment.

(Note)
The above share repurchase is subject to shareholder approval at the ordinary general meeting of shareholders, scheduled for late June 2002.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka,

Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

# # #

FOR IMMEDIATE RELEASE

Matsushita Electric and Five Subsidiaries Sign Share Exchange Agreements

Osaka, Japan, April 26, 2002 – Matsushita Electric Industrial Co., Ltd. (MEI [NYSEI: MC]) and five of its subsidiaries (the five group companies) announced that, upon resolutions adopted at respective Board of Directors meetings held today, MEI and each of the five group companies have severally entered into share exchange agreements, to transform the five group companies into wholly-owned (100% share ownership) subsidiaries of MEI. The five group companies are: Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS). The agreements, that follow the memoranda of understanding dated January 10, 2002 between MEI and each of the five group companies, set forth details of the share exchanges.

The share exchange agreements will be subject to, and submitted for, approval at the ordinary general meetings of shareholders of MEI and each of the five group companies, scheduled to be held June 27, 2002. Upon approval, the share exchanges will be implemented on October 1, 2002.

Details of the proposed share exchanges are as follows:

1. Terms and Conditions of Share Exchanges

A. Method

MEI will allot new MEI shares and/or its treasury stock to shareholders of MCI, and new MEI shares to shareholders of KME, MS, MKEI and MGCS, in exchange for the shares of the five group companies held by their respective shareholders, excluding the shares already held by MEI. Through and upon such share exchanges, the five group companies will become wholly-owned subsidiaries of MEI.

B. Schedule

April 26, 2002	Board of Directors approve share exchange agreements
April 26, 2002	Signing of share exchange agreements
June 27, 2002 (planned)	Shareholder approval of share exchange agreements at respective ordinary general meetings of shareholders
September 25, 2002 (planned)	Delisting of shares of MCI, KME, MS and MKEI
September 30, 2002 (planned)	Due date for submission of share certificates of the five group companies
October 1, 2002 (planned)	Share exchanges

C. Share Exchange Ratios

MEI and each of the five group companies entered into the share exchange agreements with the following share exchange ratios, which were originally agreed upon in the memoranda of understanding dated January 10, 2002.

In the event any material changes arise in assets or management conditions of the companies involved, the parties will collaborate on adjusting the exchange ratios to reflect such changes.

Company	MEI	MCI	KME
Exchange Ratio	1	2.884	0.576
Company	MS	MKEI	MGCS
Exchange Ratio	0.332	0.833	0.538

(The ratios in the above table set forth the number of MEI shares to be allotted to one (1) share of each subsidiary)

D. New MEI Shares to be Issued for the Share Exchanges

MEI will issue 309,407,251 new shares of common stock for the share exchanges, which, combined with 59,984,408 shares of MEI common stock that MEI currently holds (treasury stock), will result in a total of 369,391,659 shares of common stock to be exchanged for shares of the five group companies.

E. Increases in Capital Stock and Capital Surplus

The capital stock of MEI will not increase as a result of the share exchanges. The increase in MEI's capital reserve is obtained by multiplying shareholders' equity of each of the five group companies at the time of the share exchange by a ratio of shares to be transferred to MEI in the share exchange to the total number of outstanding shares of each of the five group companies; provided, however, that in the case of the MEI-MCI share exchange, such amount shall be the amount after deducting the aggregate book value of the treasury stock allotted by MEI.

(Notes)

I. MEI's new shares will not be allotted to its own existing share interests in the five group companies.

II. Each of the five group companies will separately obtain approvals at each company's shareholders' meetings for the execution of its own share exchange agreement with MEI. Share exchanges for each of the five subsidiaries are not subject to approval by the shareholders of the other subsidiaries. Therefore, it is possible that the proposed share exchanges may not be implemented at the same time by all of the five group companies, but partially by four or less subsidiaries.

2. Basic Information for MEI and 5 Group Companies

(Each on a parent company alone basis, as of March 31, 2002)

Trade Name	Matsushita Electric Industrial Co., Ltd. (to be 100% parent company)	Matsushita Communication Industrial Co., Ltd. (to be 100% subsidiary)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of information/communication, measuring/control, audio/video, office, medical, precision and other electronic equipment.
Date of Incorporation	December 15, 1935	May 31, 1944
Principal Office	Kadoma-shi, Osaka, Japan	Kohoku-ku, Yokohama, Japan
Representative	Kunio Nakamura, President	Yasuo Katsura, President
Capital Stock (million yen)	258,737	22,856
Shares Issued	2,138,514,603	188,149,981
Shareholders' Equity (million yen)	2,553,374	322,972
Total Assets (million yen)	4,565,972	517,292
Financial Closing Date	March 31	March 31
No. of Employees	49,513	7,309
Major Customers	Consumer products-- widely distributed to general public through consumer and household equipment sales networks. Business and industrial equipment and components-- sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.	MEI
Major Shareholders and Shareholdings	Sumitomo Mitsui Banking 4.56% Japan Trustee Services Bank (Trust account) 4.52% Moxley & Co. 4.45% Sumitomo Life Insurance 3.58% Mitsubishi Trust and Banking (Trust account) 3.16%	MEI 56.33% Japan Trustee Services Bank (Trust account) 3.23% UFJ Trust Bank (Trust account A) 1.88% Mitsubishi Trust and Banking (Trust account) 1.67% Bank of New York for Goldman Sachs International 1.11%
Major Banks	Sumitomo Mitsui Banking, The Asahi Bank, etc.	Sumitomo Mitsui Banking, The Asahi Bank, etc.

(Note) Amounts less than one million yen have been omitted in the above and the following tables.

Trade Name	Kyushu Matsushita Electric Co., Ltd. (to be 100% subsidiary)	Matsushita Seiko Co. Ltd. (to be 100% subsidiary)
Principle Lines of Business	Manufacture and sale of information, office automation and industrial equipment, and electric components.	Manufacture and sale of electric home appliances, residential air conditioning equipment, industrial air conditioning equipment, and others
Date of Incorporation	April 10, 1951	May 15, 1956
Principal Office	Hakata-ku, Fukuoka, Japan	Joto-ku, Osaka, Japan
Representative	Hajime Sakai, President	Teruo Nakano, President
Capital Stock (million yen)	29,845	12,092
Shares Issued	175,140,847	159,971,744
Shareholders' Equity (million yen)	156,735	72,874
Total Assets (million yen)	231,295	102,095
Financial Closing Date	March 31	March 31
No. of Employees	5,610	1,601
Major Customers	MEI	MEI
Major Shareholders and Shareholdings	MEI 51.52% Sumitomo Mitsui Banking 2.63% Kyushu Matsushita Electric Employee Shareholders' Association 2.40% Japan Trustee Services Bank (Trust account) 2.37% Mitsubishi Trust and Banking (Trust account) 2.18%	MEI 57.60% Mitsui Asset Trust and Banking 3.05% Mitsui Sumitomo Insurance 3.04% Nomura Securities 2.58% Nippon Life Insurance 1.82%
Major Banks	Sumitomo Mitsui Banking, The Asahi Bank, etc.	Sumitomo Mitsui Banking, The Asahi Bank, etc.

Trade Name	Matsushita Kotobuki Electronics Industries, Ltd. (to be 100% subsidiary)	Matsushita Graphic Communication Systems, Inc. (to be 100% subsidiary)
Principal Lines of Business	Manufacture and sale of audio, information, video and other equipment	Manufacture and sale of facsimile and copying equipment and other related equipment
Date of Incorporation	November 15, 1948	April 1, 1949
Principal Office	Takamatsu, Kagawa, Japan	Meguro-ku, Tokyo, Japan
Representative	Tomiyasu Chiba, President	Nobutane Yamamoto, President
Capital Stock (million yen)	7,907	1,500
Shares Issued	158,146,560	30,000,000
Shareholders' Equity (million yen)	159,395	20,503
Total Assets (million yen)	227,422	55,111
Financial Closing Date	March 31	March 31
No. of Employees	3,718	2,517
Major Customers	MEI	MEI
Major Shareholders and Shareholdings	MEI 57.63% Hyakujushi Bank 2.64% Japan Trustee Services Bank (Trust account) 2.53% Mitsubishi Trust and Banking (Trust account) 2.01% Sumitomo Life Insurance 1.36%	MEI 67.83% Fujitsu 14.40% Japan Press Research Institute 6.67% The Domei Scholarship Foundation 3.60% Kyodo News 1.82%
Major Banks	Sumitomo Mitsui Banking, Hyakujushi Bank, etc.	Sumitomo Mitsui Banking, etc.

3. Financial Results (for the most recent three fiscal years)

(In millions of yen, except per share amounts)

	Matsushita Electric Industrial Co., Ltd. (to be 100% parent company)			Matsushita Communication Industrial Co., Ltd. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	4,553,223	4,831,866	3,900,790	693,123	817,844	562,417
Operating Profit (loss)	75,228	76,634	(92,952)	56,255	51,241	(57,309)
Recurring Profit (loss)	113,536	115,494	(42,480)	58,373	52,285	(50,614)
Net Income (loss)	42,349	63,687	(132,410)	35,086	32,298	(46,630)
Net Income (loss) per Share (yen)	20.53	30.63	(63.79)	186.48	171.66	(247.84)
Annual Dividends per Share (yen)	12.50	12.50	10.00	25.00	25.00	20.00
Shareholders' Equity per Share (yen)	1,248.31	1,306.37	1,225.39	1,837.60	1,988.43	1,716.59

	Kyushu Matsushita Electric Co., Ltd. (to be 100% subsidiary)			Matsushita Seiko Co., Ltd. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	313,823	330,883	298,902	72,637	75,111	64,391
Operating Profit (loss)	5,063	7,686	3,404	(1,075)	1,160	959
Recurring Profit	5,206	7,022	2,915	2,347	2,468	2,372
Net Income (loss)	(4,041)	3,513	(2,628)	540	1,586	(999)
Net Income (loss) per Share (yen)	(22.92)	19.92	(14.95)	3.04	9.56	(6.25)
Annual Dividends per Share (yen)	10.00	10.00	10.00	10.00	10.00	10.00
Shareholders' Equity per Share (yen)	915.20	920.51	895.08	476.73	478.14	455.56

	Matsushita Kotobuki Electronics Industries, Ltd. (to be 100 % subsidiary)			Matsushita Graphic Communication Systems, Inc. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Net Sales	369,979	309,785	200,061	116,407	109,418	84,421
Operating Profit (loss)	(7,912)	(3,992)	(6,134)	2,727	(1,124)	(3,068)
Recurring Profit (loss)	(5,963)	720	(5,957)	3,493	(308)	(2,380)
Net Income (loss)	(3,474)	(4,358)	(66,175)	1,853	(5,199)	(5,264)
Net Income (loss) per Share (yen)	(21.96)	(27.55)	(418.46)	61.79	(173.30)	(175.47)
Annual Dividends per Share (yen)	13.50	13.50	11.75	10.00	10.00	5.00
Shareholders' Equity per Share (yen)	1,479.48	1,439.53	1,008.02	1,053.59	881.17	683.45

Note: Amounts less than one million yen have been omitted, except per share amounts, which are in yen.

4. Changes After Share Exchanges

A. Trade Names, Principal Lines of Business, Principal Offices and Representatives

As outlined in the separate press release "Matsushita Announces Groupwide Business and Organizational Restructuring," MEI and the five group companies involved in the share exchanges plan to implement groupwide business restructuring on or around January 1, 2003.

B. Capital Stock

(In millions of yen)

Matsushita Electric Industrial Co., Ltd.	Matsushita Communication Industrial Co., Ltd.	Kyushu Matsushita Electric Co., Ltd.
258,737 *	22,856	29,845
Matsushita Seiko Co., Ltd.	Matsushita Kotobuki Electronics Industries, Ltd.	Matsushita Graphic Communication Systems, Inc.
12,092	7,907	1,500

* This amount does not include any increase due to conversion into common stock from outstanding convertible bonds in or after April 2002.

C. Effects on MEI's Consolidated Financial Results

The share exchanges will have no immediate material effect on MEI's consolidated sales and earnings, since the five group companies are already consolidated subsidiaries of MEI.

The forecasted effects of the share exchanges on MEI's consolidated balance sheet, on the basis of the above exchange ratios and applying financial results as of March 31, 2002 on a pro forma basis, include a decrease in minority interests (those of the five group companies) of approximately 330 billion yen and an increase in stockholders' equity of approximately 641 billion yen. (These pro forma figures are for reference only, and should not be construed as an indication of actual figures as of October 1, 2002, the date of the share exchanges.)

Toward the future, it is expected that transforming the five group companies into wholly-owned subsidiaries of MEI will raise the group's overall management efficiency and enhance business strategies, thus leading to the possibility of operational performance improvements within the entire Matsushita group.

To achieve such operational performance improvements, the Matsushita Group companies will work to further determine specific detailed plans of the groupwide business and organizational restructuring. For the general outline of the restructuring, please see the above-mentioned separate press release.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Matsushita Group's plans and expectations in relation to the share exchange schemes described above and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Matsushita Electric Industrial Co., Ltd. (MEI) and the five group companies referred to above in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Risk Factors" of MEI's Registration Statement on Form F-4 dated March 20, 2002, which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI and the five group companies undertake no obligation to publicly update any forward-looking statements after the date of this press release.

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)—

MEI has filed a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. MEI presently expects that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement, at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.—

The business combination referred to in this press release (Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

###

Matsushita Group's Business and Organizational Restructuring

April 26, 2002

Matsushita Electric Industrial Co., Ltd.

"Deconstruct" to "Create"

2



Restructuring of domestic consumer products distribution
Manufacturing Innovation
IT innovations
R & D structural reform
Restructuring of mfg. bases
Employment Restructuring
Completion of restructuring, and shift management priority from "Deconstruct" to "Create"

Basic Restructuring Policy

3



Elimination of Business Duplication
Concentration of R&D Resources
Integration of product development, manufacturing, and sales
Integration of product development, manufacturing, and sales by business domain
CUSTOMER
Sales
Sales
Mfg.
Mfg.
R&D
R&D
Strategic product group development center
Core Technology Platforms

Main Framework of Group's Business

4



Digital Networks
AVC Networks
Automotive Electronics
Fixed-line communications
Systems
Mobile Communications
Home Appliances/ Environmental Systems
Home Appliances, Household Equipment and Health Systems
Lighting
Environmental Systems
Components & Devices/ Manufacturing Systems
Semiconductors
Electronic Components
Display Devices
Electric Motors
Batteries
FA Equipment
Services/Solutions
Corporate eNet Business Division
Other
Matsushita Kotobuki
JVC
Business Domain

Organizational Restructuring

5



MEI Global & Group Headquarters
Digital Networks
AVC Networks
Fixed-line Communications
Mobile Communications
Automotive Electronics
Systems
* Panasonic AVC Networks Company
Panasonic Communications & Imaging Co., Ltd.
Panasonic Mobile Communications & Networks Co., Ltd.
* Panasonic Automotive Systems Company
* Panasonic System Solutions Company
Home Appliances/ Environmental Systems
Home Appliances/ Household Equipment/ Health Systems
Lighting
Environmental Systems
* Air-Conditioner Company
* Packaged Air-Conditioner Company
Matsushita Refrigeration Company
* Lighting Company
Matsushita Ecology Systems Co., Ltd.
Components & Devices/ Manufacturing Systems
Semiconductors
Display Devices
Batteries
Electronic Components
Electric Motors
FA Equipment
* Semiconductor Company
* Display Devices Company
Matsushita Battery Industrial Co., Ltd.
Matsushita Electronic Components Co., Ltd.
* Motor Company
Panasonic Factory Solutions Co., Ltd.
Matsushita Industrial Equipment Co., Ltd.
Services/ Solutions
* Corporate eNet Business Division
Other
Matsushita Kotobuki Electronics Industries, Ltd.
Victor Company of Japan, Ltd.
*:Part of Parent MEI

New Companies in Digital Networks

6

*New company name is tentative. (Production basis: \ Billion)

Domain	New Company Name	Main Business Area	Sales Target (Fiscal 2005)*
AVC Networks	Panasonic AVC Networks Company	· Visual network products · AVC network equipment · AV systems	1,560
Fixed-line Communications	Panasonic Communications & Imaging Co., Ltd.	· Fixed-line communications · Document-related equipment	550
Mobile communications	Panasonic Mobile Communications & Networks Co., Ltd.	· Mobile communication terminals/base stations · Public access network equipment	900
Automotive Electronics	Panasonic Automotive System Company	· Automotive multimedia equipment · Environmental, energy & safety devices	450
Systems	Panasonic Systems Solutions Company	· AV, information & communication related system solutions	500

*Fiscal year ending March 31

New Companies in Home Appliances/Environmental Systems 7

*new company name is tentative (Production basis :\ Trillion)

Domain	New Company Name	Main Business Area	Sales Target (Fiscal 2005)*
Home Appliances/ Housing Electronics/ Health Systems	Home Appliance & Housing Electronics Company	· Home utilities · Cooking systems	1.1
	Air-Conditioner Company	· Consumer room air conditioners · Compressors	
	Packaged Air-Conditioner Company	· Industrial air-conditioning equipment	
	Matsushita Refrigeration Company	· Consumer & industrial refrigerators · Vending machines	
Lighting	Lighting Company	· Lighting	
Environmental Systems	Matsushita Ecology* Systems Co., Ltd.	· Environmental solution business	

*Fiscal year ending March 31

New Companies in Components & Devices/Manufacturing Systems 8

*new company name is tentative (Production basis :\ Trillion)

Domain	New Company Name	Main Business Area	Sales Target (Fiscal 2005)*
Semi conductors	Semiconductor Company	· Semiconductors etc.	2.1
Display Devices	Display Devices Company	· Plasma display panels · CRTs etc	
Batteries	Matsushita Battery Industrial Co., Ltd.	· Primary & rechargeable batteries etc.	
Electronic Components	Matsushita Electronic Components Co., Ltd.	· Surface mounting parts, sensors etc.	
Electric Motors	Motor Company	· Information equipment motors · Industrial motors	
FA Equipment	Panasonic Factory* Solutions Co., Ltd.	· Parts mounting equipment and systems · Fine devices mounting equipment etc	
	Matsushita Industrial Equipment Co., Ltd.	· Industrial equipment etc	

*Fiscal year ending March 31

Growth Target of 7 New Companies 9


Panasonic AVC Networks Company
Panasonic Communications & Imaging Co., Ltd.
Panasonic Mobile Communications & Networks Co., Ltd.
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Ecology Systems Co., Ltd.
Panasonic Factory Solutions Co., Ltd.
*150
100
2002
2003
2004
2005
(Fiscal year ending March 31)

*Year ending March '02 = 100

(* Production basis before elimination · Services/solutions is gross revenue basis)

Implementation Schedule 10


2002
2003
May
June
Oct/1
Jan/1
April/1
Annual shareholders' meeting
Five group companies becoming wholly owned subsidiaries of MEI
New group structure starts
New fiscal year starts

This presentation includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this presentation do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements, or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Matsushita Group undertakes no obligation to publicly update any forward-looking statements after the date of this presentation. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to:

- economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries;
- volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets;
- currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated;
- the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology;
- the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas;
- expenses incurred in relation to its business restructuring;
- any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring;
- current and potential, direct and indirect trade restrictions imposed by other countries; and
- fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings.